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                 October 5, 2021

       Brett Jackson
       Chief Executive Officer
       Cyren Ltd.
       1430 Spring Hill Road, Suite 330
       McLean, Virginia 22102

                                                        Re: Cyren Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed October 1,
2021
                                                            File No. 333-259959

       Dear Mr. Jackson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch
       Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Laurie Green